

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-mail
Mr. Kyle Wescoat
Chief Financial Officer
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

Re: Emulex Corporation
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 29, 2013
File No. 001-31353

Dear Mr. Wescoat:

We have reviewed your letter dated March 25, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 12, 2014.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 48

1.   We note your response to our prior comment 4. As previously requested, please tell us the percentage in which the fair value of the networking reporting unit exceeded its carrying value.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief